Exhibit 2.1

PLAN OF LIQUIDATION
OF
MAIR HOLDINGS, INC.

        This Plan of Liquidation (or “Plan”) of MAIR Holdings, Inc. (the “Company”) is dated this 25th day of June, 2008.

WHEREAS, the Company’s Board of Directors has authorized the Company’s management to prepare a plan of liquidation for presentation to the Company’s shareholders; and

WHEREAS, the Company has prepared a proxy statement in anticipation of a special meeting of shareholders to vote on the Company’s dissolution and liquidation.

NOW THEREFORE, the Company adopts the following Plan, which shall become effective upon approval by the Company’s shareholders, in accordance with the Minnesota Business Corporation Act (the “MBCA”) and the Company’s Bylaws:

1.             Payment of Liabilities and Obligations.  The Company shall, as soon as practicable following the approval of this Plan by the Company’s shareholders, (a) file a notice of intent to dissolve with the Minnesota Secretary of State, in accordance with Minnesota law, (b) give notice of the intended dissolution to the Company’s creditors and claimants by publication and/or U.S. mail pursuant to Section 727 of the MBCA, and (c) pay or provide for the payment in full or in such other amount as shall be agreed upon by the Company and the relevant creditor (i) amounts owing to creditors, (ii) tax liabilities and (iii) expenses of the dissolution and liquidation.

2.             Contingency Reserve.  The Company shall establish a contingency reserve which shall hold funds sufficient to satisfy any unresolved claims filed against the Company, tax obligations and expenses related to the sale of the Company’s property and assets and the liquidation and dissolution provided for in this Plan.

3.             Authority of Officers and Directors.  The Board and the officers of the Company shall continue in their positions for the purpose of winding up the affairs of the Company as contemplated by Minnesota law. The Board may appoint officers, hire employees and retain independent contractors in connection with the winding up process, and is authorized to pay such persons compensation for their services, provided that no current officer or director of the Company shall receive any compensation for his or her services above his or her current level, including any bonus or severance payments such officer or director may be entitled to under current agreements or Company plans, and that any such compensation to such other persons shall be fair and reasonable and consistent with disclosures made to the Company’s shareholders in connection with the adoption of this Plan. Adoption of this Plan by holders of a majority of the voting power represented collectively by the outstanding shares of the Company’s common stock shall constitute the approval of the Company’s shareholders of the Board’s authorization of the payment of any such compensation. The adoption of the Plan by the holders of the Company’s common stock shall constitute full and complete authority for the

Board and the officers of the Company, without further shareholder action, to do and perform any and all acts and to make, execute and deliver any and all agreements, conveyances, assignments, transfers, certificates and other documents of any kind and character that the Board or such officers deem necessary, appropriate or advisable (i) to dissolve the Company in accordance with the laws of the State of Minnesota and cause its withdrawal from all jurisdictions in which it is authorized to do business; (ii) to sell, dispose, convey, transfer and deliver the assets of the Company; (iii) to satisfy or provide for the satisfaction of the Company’s obligations; and (iv) to distribute all of the remaining funds of the Company to the holders of the Company’s common stock in complete cancellation or redemption of its stock.

4.             Conversion of Assets into Cash or Other Distributable Form.  Subject to approval by the Board, the officers, employees and agents of the Company shall, as promptly as feasible, proceed to collect all sums due or owing to the Company, including recovery of any tax refunds owing to the Company, to sell and convert into cash any and all corporate assets and, out of the assets of the Company, attempt to pay, satisfy and discharge or make adequate provision for the payment, satisfaction and discharge of all debts and liabilities of the Company pursuant to Sections 1 and 2 above, including all expenses of the sale of assets and of the dissolution and liquidation provided for by this Plan.

5.             Recovery of Assets.  In the event that the Company (or any trustee or receiver for the Company appointed pursuant to the MBCA) shall recover any assets or funds belonging to the Company, including any federal or state tax refunds arising out of the Company’s business activities from inception through dissolution, such funds shall first be used to satisfy any claims against or obligations of the Company, and to the extent any assets or funds remain thereafter, shall be distributed to the shareholders of the Company in accordance with and subject to the terms of the Company’s Amended and Restated Articles of Incorporation and the MBCA, and further subject to such terms and conditions as the Board of Directors of the Company (or any trustee or receiver for the Company) may deem appropriate; provided, however, that nothing herein shall be deemed to preclude the Company (or any trustee or receiver for the Company) from petitioning any court of competent jurisdiction for instructions as to the proper distribution and allocation of any such assets or funds that may be recovered by or on behalf of the Company.

6.             Professional Fees and Expenses.  It is specifically contemplated that the Board may authorize the payment of a retainer fee to a law firm or law firms selected by the Board for legal fees and expenses of the Company, including, among other things, to cover any costs payable pursuant to the indemnification of the Company’s officers or members of the Board provided by the Company pursuant to its Amended and Restated Articles of Incorporation and Bylaws or the MBCA or otherwise, and may authorize the payment of fees to an accounting firm or firms selected by the Board for services rendered to the Company. In addition, in connection with and for the purpose of implementing and assuring completion of this Plan, the Company may, in the sole and absolute discretion of the Board, pay any brokerage, agency and other fees and expenses of persons rendering services to the Company in connection with the collection, sale, exchange or other disposition of the Company’s property and assets and the implementation of this Plan.

7.             Indemnification.  The Company shall continue to indemnify its officers, directors, employees and agents in accordance with the MBCA and the Company’s Amended and Restated Articles of Incorporation and Bylaws and any contractual arrangements, for actions taken in connection with this Plan and the winding up of the affairs of the Company. The Board, in its sole and absolute discretion, is authorized to obtain and maintain insurance as may be necessary, appropriate or advisable to cover the Company’s obligations hereunder, including, without limitation, directors’ and officers’ liability coverage.

8.             Liquidating Trust.  The Board may, but is not required to, establish and distribute assets of the Company to a liquidating trust, which may be established by agreement in form and substance determined by the Board with one or more trustees selected by the Board. In the alternative, the Board may petition a Court of competent jurisdiction for the appointment of one more trustees to conduct the liquidation of the Company, subject to the supervision of the Court. Whether appointed by an agreement or by the Court, the trustees shall in general be authorized to take charge of the Company’s property, and to collect the debts and property due and belonging to the Company, with power to prosecute and defend, in the name of the Company or otherwise, all such suits as may be necessary or proper for the foregoing purposes, and to appoint agents under them and to do all other acts which might be done by the Company that may be necessary, appropriate or advisable for the final settlement of the unfinished business of the Company.

9.             Liquidating Distributions.  Liquidating distributions shall be made from time to time after the adoption of this Plan to the holders of record, at the close of business on July 7, 2008 (the “Record Date”), the last date on which the Company’s stock will be traded, of outstanding shares of common stock of the Company, pro rata in accordance with the respective number of shares then held of record; provided that in the opinion of the Board adequate provision has been made for the payment, satisfaction and discharge of all known, unascertained or contingent debts, obligations and liabilities of the Company (including costs and expenses incurred and anticipated to be incurred in connection with the complete liquidation of the Company). All determinations as to the time for and the amount of liquidating distributions shall be made in the exercise of the absolute discretion of the Board and in accordance with Section 551 of the MBCA. As provided in Section 12 below, distributions made pursuant to this Plan shall be treated as made in complete liquidation of the Company within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder.

10.           Missing Shareholders.  If any distribution to a shareholder of the Company cannot be made, whether because the shareholder cannot be located, has not surrendered its certificates evidencing the common stock as required hereunder or for any other reason, the distribution to which such shareholder is entitled (unless transferred to a liquidating trust established pursuant to Section 8 hereof) shall be transferred at such time as the final liquidating distribution is made by the Company, to the official of such state or other jurisdiction authorized by applicable law to receive the proceeds of such distribution.  The proceeds of such distribution shall thereafter be held solely for the benefit of and for ultimate distribution to such shareholder as the sole equitable owner thereof and shall be treated as abandoned property pursuant to the laws of the State of Minnesota and escheat to the State of Minnesota or other applicable jurisdiction in accordance with applicable law.  In no event shall the proceeds of any such distribution revert to or become the property of the Company.

11.           Amendment or Modification of Plan.  If for any reason the Board determines that such action would be in the best interests of the Company, it may amend or modify this Plan and all action contemplated hereunder, notwithstanding shareholder approval of this Plan, to the extent permitted by the MBCA; provided, however, that the Company will not amend or modify this Plan under circumstances that would require additional shareholder approval under the MBCA and/or the federal securities laws without complying with such laws.

12.           Articles of Dissolution.  The Company shall be dissolved in accordance with the MBCA.  Upon final distribution to the shareholders of the Company’s assets, the Company shall prepare and file Articles of Dissolution with the Minnesota Secretary of State and, upon such filing, the legal existence of the Company shall cease.

13.           Cancellation of Stock and Stock Certificates.  Following the Record Date, the Company shall no longer permit or effect transfers of any of its stock, except by will, intestate succession or operation of law.  The distributions to the Company’s shareholders pursuant to Section 9 hereof shall be in complete redemption and cancellation of all of the outstanding common stock of the Company.  As a condition to receipt of any distribution to the shareholders, the Board of Directors or the trustees appointed pursuant to Section 8 hereof, as the case may be, in their absolute discretion, may require the shareholders to (i) surrender to the Company or its agents such shareholders’ certificates evidencing the common stock to the Company for the purpose of recording such distributions thereon or (ii) furnish the Company with evidence satisfactory to the Board of Directors or the trustees of the loss, theft or destruction of their certificates evidencing the common stock, together with such surety bond or other security or indemnity as may be required by and satisfactory to the Board of Directors or the trustees.

14.           Liquidation Under Code Sections 331 and 336.  It is intended that this Plan shall be a plan of complete liquidation of the Company in accordance with the terms of Sections 331 and 336 of the Code. This Plan shall be deemed to authorize the taking of such action as, in the opinion of counsel for the Company, may be necessary to conform with the provisions of said Sections 331 and 336 and the regulations promulgated thereunder, including, without limitation, the making of an election under Code Section 336(e), if applicable.

15.           Filing of Tax Forms.  The appropriate officers of the Company are authorized and directed, within 30 days after the effective date of this Plan, to execute and file a United States Treasury Form 966 pursuant to Section 6043 of the Code and such additional forms and reports with the Internal Revenue Service as may be necessary or appropriate in connection with this Plan and the carrying out thereof.

16.           Governing Law.  This Plan shall be governed by and construed in accordance with the internal laws of the State of Minnesota without regard to laws that might otherwise govern under applicable principles of conflicts of laws thereof.